SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001 -07
Corporate Registry ID (NIRE) 35.300.147.952
Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or “Company”), pursuant to Instruction No. 358, dated January 3, 2002 from the Comissão de Valores Mobiliários (the Brazilian securities commission, the “CVM”), in response to reports published in the newspaper Valor Econômico today, under the headline “Gafisa suspends transaction with shares and studies debentures”, informs its shareholders and the market in general that (i) as permitted by article 12, § 1 of Anbid (the National Association of Investment Banks) Code of Regulation and Best Practices for Agreement Related Activities, Gafisa has requested Anbid for an extension of term in relation to the public offering of shares of the Company which was object of the Material Fact published on June 3, 2009 (the “Offering”), such request was made after considering certain factors, among them the current market conditions, and (ii) Gafisa is currently in a quiet period, as set forth in article 48 of CVM Instruction No. 400/03, reason why it shall not specifically address the various allegations of the referred newspaper in relation to the Offering and the Company’s future plans.

Gafisa will continue to monitor the market and to take the measures necessary for the implementation of the Offering, always in accordance with the laws in force. The Offering will only be implemented in case market conditions deemed adequate by the Company are verified and once the requirements of the referred CVM Instruction No. 400/03 are duly fulfilled.

São Paulo, June 26, 2009

Gafisa S.A.
Alceu Duilio Calciolari
Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.